February 16, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:              Amanda Ravitz

Assistant Director

Re:          SANUWAVE Health, Inc.

Registration Statement on Form S-1

Filed December 21, 2015

File No. 333-208676

Dear Ms. Ravitz:

Pursuant to the provisions of Rule 461, SANUWAVE Health, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to 5:30pm Eastern Time on February 16, 2016, or as soon as practicable thereafter.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above referenced Registration Statement.

Very truly yours,

SANUWAVE Health, Inc.

By:	/s/ Kevin A. Richardson, II
Kevin A. Richardson, II Acting Chief Executive Officer

cc:           Thomas Jones

Securities and Exchange Commission

Staff Attorney

John C. Ethridge, Jr.

11475 Great Oaks Way * Suite 150 * Alpharetta, GA 30022 USA